PROKOM
SOFTWARE SA

04035875

FAX

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 28 July 2004

RECEIVED 2004 JUL 30 A 9:34 OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.28 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **APPOINTMENT OF THE AUDITOR**

The Management Board of Prokom Software SA received the information, that:

According to the Art. 66.4 of the Polish Accountancy Act and Par. 23.5 of the Company's statutes the Supervisory Board of Prokom Software SA adopted a resolution on the appointment of the auditor of the Company's semi-annual and annual consolidated and non-consolidated financial statements. The Supervisory Board appointed Ernst and Young Audit Sp. z o.o. with registered offices in Warsaw at ul. Emilii Plater 53. The firm is entered in the register of the entities quantified to audit financial statements, under entry No. 130. The parties are to execute the relevant agreement for the term necessary to perform the abovementioned actions.

28 Jul, 2004 Beata Stelmach
Member of the Management Board

PROCESSED
JUL 3 0 2004
THOMSON FINANCIAL

dlw 7/30